Exhibit 99.3

Cameco Corporation Use this proxy form to vote by proxy at our 2014 annual meeting of shareholders

This proxy is solicited by management. Throughout this document, we, us, our and Cameco mean Cameco Corporation and you and your mean the person completing this form.	When Wednesday, May 28, 2014 1:30 p.m. Where Cameco Corporation 2121 – 11th Street West Saskatoon, Saskatchewan

1.

Declare your residency

If you do not provide this information, we will consider the shares represented by this proxy to be owned and controlled by a non-resident, which means the vote may have less impact.

You declare that the shares represented by this proxy are held, beneficially owned or controlled, either directly or indirectly, by a resident of Canada as defined below.

If the shares are held in the names of two or more people, you declare that all of these people are residents of Canada.

☐ Yes ☐ No When you sign this form, you are certifying that you have done whatever is reasonably possible to confirm residential status.

What do we mean by residency?

Cameco shares have restrictions on ownership and voting for residents and non-residents of Canada. You can read about residency and voting starting on page 8 of the accompanying management proxy circular.

The definitions here are summaries only. The complete definitions are in the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) and in our articles.

A resident is anyone who is not a non-resident. Residents can be individuals,	corporations, trusts and governments or government agencies.

A non-resident is:

•  an individual, other than a Canadian citizen, who is not ordinarily resident in Canada

• a corporation

•  that was incorporated, formed or otherwise organized outside Canada, or

•  that is controlled by non-residents, either directly or indirectly

• a trust

•  that was established by a non-resident, other than a trust for the administration of a pension fund for individuals where the majority of the individuals are residents, or

•  where non-residents have more than 50% of the beneficial interest

•  a foreign government or foreign government agency

Two ways to vote: in person or by proxy

Our annual meeting gives you the opportunity to vote on several items of Cameco business. It is also an opportunity to get an update on our business, meet face to face with management and interact with the board of directors.

Your vote is important, regardless of the number of shares you hold.

Vote in person
Come to our annual meeting and vote your shares in person. Do not complete this form. Please call Stephanie Bahnuik at 306.956.6340 to add your name to the attendee list.
Vote by proxy
This is the easiest way to vote. It means you give someone else — called your proxyholder — the authority to attend the meeting and vote for you.

You can vote by proxy in four ways:

•  On the internet — Go to www.proxypush.ca/cco and follow the instructions on screen. You will need your control number, which appears below your name and address on this form.

•  By fax — Complete, date and sign this form and fax both pages to our transfer agent, CST Trust Company.

•  By mail — Complete, date and sign this form and mail it to CST Trust Company.

•  By appointing someone else to attend the meeting for you — This person does not need to be a shareholder (see section 2). Make sure your appointee is aware of it and attends the meeting for you. Your proxyholder will need to see a representative of CST Trust Company when they arrive at the meeting.

If you are voting by proxy, please complete all five sections of this form, date and sign it, and return it right away.

Your control number:

2.

Appoint a proxyholder

You can appoint Tim Gitzel or Sean Quinn to be your proxyholder,

or choose someone else to represent you and vote your shares at the meeting.

This person does not need to be a shareholder.

☐ You appoint Tim Gitzel, or in his absence, Sean Quinn.

☐ You appoint the following person to attend the meeting and vote on your behalf:

    ________________________________

If you do not check one of the boxes, we will assume you have appointed Tim Gitzel, or in his absence, Sean Quinn as your proxyholder.

3.	Tell us your voting instructions When you complete this section, you are directing your proxyholder to follow these instructions when voting.
Our board of directors and management recommend that shareholders vote For these items.
If you do not specify how you want to vote your shares:
	• the Cameco officer you appointed as your proxyholder in section 2 will vote For each of the items below	• the other proxyholder you appointed in section 2 can vote as he or she sees fit.

If there are amendments or other items of business that properly come before the meeting, your proxyholder can vote on each matter as he or she sees fit, as permitted by law, whether or not it is a routine matter, an amendment or contested item of business.

A.	Elect the directors
(see page 12 of the management proxy circular)

	For	Withhold		For	Withhold
1. Ian Bruce	☐	☐	8. Tim Gitzel	☐	☐
2. Daniel Camus	☐	☐	9. James Gowans	☐	☐
3. John Clappison	☐	☐	10. Nancy Hopkins	☐	☐
4. Joe Colvin	☐	☐	11. Anne McLellan	☐	☐
5. James Curtiss	☐	☐	12. Neil McMillan	☐	☐
6. Donald Deranger	☐	☐	13. Victor Zaleschuk	☐	☐
7. Catherine Gignac	☐	☐

B.	Appoint the auditors
	(see page 5 of the management proxy circular)	For	Withhold
	Appoint KPMG LLP as auditors	☐	☐

C.	Have a say on our approach to executive compensation
(see page 6 of the management proxy circular)
As this is an advisory vote, the results will not be binding on the board.

	Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in Cameco’s management proxy circular delivered in advance of the 2014 annual meeting of shareholders.	For ☐	Against ☐

D.	Approve the bylaws
(see page 6 of the management proxy circular)
		For	Against
	THAT the Amended and Restated Bylaw No. 7 of Cameco Corporation, as approved by the board on February 7, 2014, as set out in Appendix D of Cameco’s proxy circular dated March 10, 2014, be and is confirmed.	☐	☐

4.

Sign and date

When you sign here, you are:

•  authorizing your proxyholder to vote according to your voting instructions at Cameco’s 2014 annual meeting of shareholders, or any meeting that is reconvened if it was postponed or adjourned

•  revoking any proxy that you previously gave for this meeting.

For shares registered in the name of a corporation, estate, trust or minor, an authorized officer or attorney must sign this form and state his or her position. This person may also have to provide proof that he or she is authorized to sign.

Signature

(if your shares are held in more than one name, either person can sign this form)

Date

(if you leave this blank, we will consider the date to be the day this form was received by or on behalf of us)

Position

(complete this if you are a guardian, or signing by power of attorney or on behalf of a corporation, estate or trust)

5.

Vote by fax or mail

We must receive your completed form before 1:30 p.m. CST on Monday, May 26, 2014. If the meeting is postponed or adjourned, we must receive the form at least 48 hours (excluding Saturdays, Sundays and holidays) before the meeting is reconvened.

The chair of the meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice.

By fax	By mail
Toll free from anywhere in North America: 1.866.781.3111 From outside North America: 1.416.368.2502 Remember to fax both pages of this form.	Use the envelope provided or mail to: CST Trust Company Attn: Proxy department P.O. Box 721 Agincourt, Ontario M1S 0A1

Vote by internet

If you prefer to vote on the internet, we must receive your internet voting instructions before 1:30 p.m. CST on Monday, May 26, 2014.

Go to www.proxypush.ca/cco and follow the instructions on screen.